APPENDIX A:
INVESTMENT RISKS

An investment in a sitcom is a very risky venture. There is no guarantee that it will be successful. This is especially true since we haven't produced an episode yet. And investors need to know that they could lose their money.

LIMITED OPERATING HISTORY

SELLING SEATTLE - THE SITCOM, LLC is a newly established entity and has no history for prospective investors to consider.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SELLING SEATTLE - THE SITCOM, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SELLING SEATTLE - THE SITCOM, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect SELLING SEATTLE - THE SITCOM, LLC's financial performance.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which SELLING SEATTLE - THE SITCOM, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, SELLING SEATTLE - THE SITCOM, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

THE COMPANY MIGHT NEED MORE CAPITAL

SELLING SEATTLE - THE SITCOM, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If SELLING SEATTLE - THE SITCOM, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in SELLING SEATTLE - THE SITCOM, LLC's management or vote on and/or influence any managerial decisions regarding SELLING SEATTLE - THE SITCOM, LLC. Furthermore, if the founders or other key personnel of SELLING SEATTLE - THE SITCOM, LLC were to leave SELLING SEATTLE - THE SITCOM, LLC or become unable to work, SELLING SEATTLE - THE SITCOM, LLC (and your investment) could suffer substantially.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

LIMITED SERVICES

SELLING SEATTLE - THE SITCOM, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of SELLING SEATTLE - THE SITCOM, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

SELLING SEATTLE - THE SITCOM, LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent SELLING SEATTLE - THE SITCOM, LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of SELLING SEATTLE - THE SITCOM, LLC's management will coincide: you both want SELLING SEATTLE - THE SITCOM, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want SELLING SEATTLE - THE SITCOM, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while SELLING SEATTLE - THE SITCOM, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

UNINSURED LOSSES

Although SELLING SEATTLE - THE SITCOM, LLC will carry some insurance, SELLING SEATTLE - THE SITCOM, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, SELLING SEATTLE - THE SITCOM, LLC could incur an uninsured loss that could damage its business.

LACK OF ONGOING INFORMATION

SELLING SEATTLE - THE SITCOM, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and SELLING SEATTLE

- THE SITCOM, LLC is allowed to stop providing annual information in certain circumstances.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SELLING SEATTLE - THE SITCOM, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

CHANGES IN ECONOMIC CONDITIONS COULD HURT SELLING SEATTLE - THE SITCOM, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect SELLING SEATTLE - THE SITCOM, LLC's financial performance or ability to continue to operate. In the event SELLING SEATTLE - THE SITCOM, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

CHANGES IN ECONOMIC CONDITIONS COULD HURT SELLING SEATTLE- THE SITCOM

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Selling Seattle- The Sitcom's financial performance or ability to continue to operate. In the event Selling Seattle- The Sitcom ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Selling Seattle- The Sitcom's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Selling Seattle- The Sitcom needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Selling Seattle- The Sitcom or management), which is responsible for monitoring Selling Seattle- The Sitcom's compliance with the law. Selling Seattle- The Sitcom will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Selling Seattle- The Sitcom is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Selling Seattle- The Sitcom fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Selling Seattle- The Sitcom, and the revenue of Selling Seattle- The Sitcom can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Selling Seattle- The Sitcom to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or

continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.